Exhibit 24(f)2

February 19, 2016

Mr. Elliott L. Spencer Southern Power Company 30 Ivan Allen Jr. Blvd., NW Atlanta, GA 30308	Ms. Melissa K. Caen Southern Company Services, Inc. 30 Ivan Allen Jr. Blvd., NW Atlanta, GA 30308

Mr. Spencer and Ms. Caen:

As a director and/or an officer of Southern Power Company, I hereby make, constitute, and appoint you my true and lawful Attorney in my name, place, and stead, to sign and cause to be filed with the Securities and Exchange Commission (1) this Company’s Annual Report on Form 10-K for the year ended December 31, 2015, (2) this Company's Quarterly Reports on Form 10-Q during 2016, and (3) any necessary or appropriate amendment or amendments to any such reports, each such report or amendments to such reports to be accompanied in each case by any necessary or appropriate exhibits or schedules thereto.

Yours very truly,

/s/Joseph A. Miller

Joseph A. Miller